                              Bingham McCutchen LLP
                               150 Federal Street
                                Boston, MA 02110

November 21, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

   Attn.: Mrs. Patricia Williams

     Re:  Domini Social Investment Trust (File Nos. 811-5823 and 33-29180)
          Domini Advisor Trust (File Nos. 811-21653 and 333-119693) Domini
          Institutional Trust (File Nos. 333-14449 and 811-07599)

Dear Mrs. Williams:

     This letter is in response to comments we received from you on November 15,
2005 regarding Post -Effective Amendment Nos. 29, 14 and 3 to the Registration
Statements on Form N-1A (the "Registration Statement") filed by the Domini
Social Investment Trust, Domini Institutional Trust and Domini Advisor Trust
(each a "Registrant" and collectively, the "Registrants") with the Securities and Exchange Commission (the "Commission").

     We note that you also provided comments on the annual reports to shareholders for the fiscal year ended July 31, 2005 for the Domini Social
Investment Trust, Domini Institutional Trust and Domini Advisor Trust. We will respond to those comments separately.

     Below are your comments regarding the Registration Statements and the
Registrant's responses thereto.

     A.   PROSPECTUSES

     The following comments apply to the Funds' Prospectuses:

          1.   OVERVIEW

               COMMENT: The overview section of the Domini Social Investment
               Trust Prospectus and Domini Advisor Trust Prospectus should be moved pursuant

               to Instruction C.3.(a) to Form N-1A. The overview should not precede items 1, 2 and 3 of Form N-1A.

               RESPONSE: The overview section has been deleted from each of the
               Domini Social Investment Trust Prospectus and Domini Advisor
               Trust Prospectus.

          2.   PRIMARY RISKS - DOMINI SOCIAL EQUITY FUND, DOMINI SOCIAL EQUITY
               PORTFOLIO, DOMINI INSTITUTIONAL SOCIAL EQUITY FUND

          A.   COMMENT: Please move the following sentences currently included in the discussion of Large Cap Companies Risk in the Primary
               Risks section of the prospectuses for each of the Domini Social
               Equity Fund, Domini Social Equity Portfolio and Domini
               Institutional Social Equity Fund to the Investment Strategy
               section of each prospectus:

                    "The Fund invests primarily in the stocks of large-cap
                    companies. As of September 30, 2005, the market
                    capitalization of the companies included in the Domini 400
                    Social Index ranged from [$__] million to [$__] billion."

          B.   COMMENT: The Staff is concerned that the market capitalization range indicated for each of the Domini Social Equity Fund, Domini
               Social Equity Portfolio and Domini Institutional Social Equity
               Fund does not reflect large cap securities. Each prospectus indicates that the range will be from "[__] million to [__]
               billion." The Staff would expect the lowest capitalization for large cap securities to be approximately $8 billion.

               RESPONSE: The sentences referenced in Comment 2.a. have been deleted from the discussion of Large Cap Companies Risk. The
               Registrants have amended the second paragraph of the Primary
               Investment Strategies section to state (new disclosure in
               italics):

                    "The Fund typically invests all or substantially all of its assets in stocks of the companies included in the Domini 400
                    Social Index. The Index is composed primarily of large-cap
                    U.S. companies (defined as companies with market
                    capitalization of over $10 billion.) The Fund has a policy to invest, under normal circumstances, at least 80% of its assets in equity securities and related investments with
                    similar economic characteristics. The Fund will give you 60 days' prior notice if it changes this 80% policy. As of
                    September 30, 2005, 85% of the market value of the
                    investments of the Fund was large cap companies."

          3.   FEE TABLE - DOMINI SOCIAL EQUITY PORTFOLIO AND THE DOMINI
               EUROPEAN SOCIAL EQUITY PORTFOLIO

               COMMENT: The last two footnotes to the fee table for the Domini
               Social Equity Portfolio and the Domini European Social Equity
               Portfolio (+ and ++) do not correspond to any designated items in the fee table.

               RESPONSE: The fee tables for the Domini Social Equity Portfolio and the Domini European Social Equity Portfolio have been
               corrected to reflect that footnote + refers to the Redemption Fee for each Fund and ++ refers to the Fee Waiver for each Fund.

          4.   QUICK GUIDE TO IMPORTANT INFORMATION

               COMMENT: The boxes titled: "Quick Guide to Important Information"
               included in each prospectus interrupt the risk-return summary in each prospectus. This information should follow the risk-return summary.

               RESPONSE: The boxes titled: "Quick Guide to Important
               Information" has been deleted from each of the Domini Social
               Investment Trust Prospectus, Domini Advisor Trust Prospectus and
               Domini Institutional Social Equity Fund Prospectus.

          5.   PRIMARY INVESTMENT STRATEGIES - DOMINI EUROPEAN SOCIAL EQUITY
               FUND/PORTFOLIO

               COMMENT: The prospectuses for the Domini European Social Equity
               Fund and Domini European Social Equity Portfolio state that the
               Fund may invest in companies of any capitalization but under normal circumstances will invest primarily in mid to large cap companies. The lowest capitalization indicated is $507 million.
               Please justify $507 million as a mid-cap security (rather than a small cap security).

               RESPONSE: The Registrants have deleted the following sentences from the second paragraph of the Primary Investment Strategies section:

                    "A company will be considered to be a mid- to large-cap
                    company if its capitalization is within the range of the
                    capitalizations of the companies included in the MSCI Europe
                    Index at the time of purchase. As of September 30, 2005, the capitalizations of the companies in the MSCI Europe Index
                    ranged from approximately $451.2 million to $250.2 billion."

               The Registrants have amended the second paragraph of the Primary
               Investment Strategies section to state (new disclosure in
               italics):

                    "The Fund may invest in companies of any capitalization but under normal market conditions will invest primarily in mid-
                    to large-cap companies. Mid-cap companies include companies with market capitalization of $2 billion to $10 billion and large-cap includes those companies with more than $10
                    billion of market capitalization. It is expected that at
                    least 80% of the Fund's assets will be invested in mid- to large-cap companies under normal market conditions. There is no requirement that every security that passes Domini's
                    social and environmental standards be owned by the Fund."

          6.   SECTOR CONCENTRATION RISK - DOMINI EUROPEAN SOCIAL EQUITY
               FUND/PORTFOLIO

               COMMENT: Please move the following sentence currently included the Sector Concentration Risk section of the prospectuses for the
               Domini European Social Equity Fund and Domini European Social
               Equity Portfolio to the Primary Investment Strategies section of the prospectuses:

               "Although the Fund expects to diversify its investments among different sectors, it may hold a large number of securities in a single sector (e.g., financials)."

               RESPONSE: The Registrants have added the following disclosure to the Primary Investment Strategies section of the prospectuses for each Fund:

                    "The Fund manages its portfolio sector concentration to the
                    European stock market; consequently, the Fund may hold a
                    large number of securities in a single sector (e.g.,
                    financials)."

               The Registrants have revised the discussion of Sector
               Concentration Risk for each Fund to state:

                    "The European stock market may be concentrated in specific sectors at varying times. Since the Fund manages its
                    portfolio sector concentration to the European stock market, the Fund may hold a large number of securities in a single sector (e.g., financials). If the Fund holds a large number of securities in a single sector, its performance will be
                    tied closely to and affected by the performance of that
                    sector."

          7.   USE OF OPTIONS AND FUTURES AND OTHER DERIVATIVES - DOMINI
               EUROPEAN SOCIAL EQUITY FUND/PORTFOLIO

               COMMENT: The prospectuses for the Domini European Social Equity
               Fund and Domini European Social Equity Portfolio state that the
               Fund's primary investment strategy is to invest "at least 80% of its assets in equity securities and related investments of
               European companies." (italics added) However, in the discussion of additional investment strategies, the Fund states that the use of options, futures and other derivatives is not a principal investment strategy of the Fund. Please explain why the use of options, futures and other derivatives is not a principal
               investment strategy of the Fund.

               RESPONSE: The Registrants state in the prospectuses for the
               Domini European Social Equity Fund and Domini European Social
               Equity Portfolio that the Fund invests primarily in stocks of
               European companies that meet a comprehensive set of social and environmental standards as applied by the Manager, and that the
               Fund, under normal market conditions, will invest primarily in stocks of mid to large cap European companies. Each Fund expects to pursue this strategy primarily through direct investment in equity securities of European companies.

               In order to comply with Rule 35d-1 under the 1940 Act, each Fund has adopted a non-fundamental policy to invest, under normal circumstances, at least 80% of its assets in equity securities and related investments of European companies. However, neither
               Fund has a current intention to invest more than 10% of its assets in such related investments, including options, futures and other derivatives. Consequently, the Funds do not state that the purchase of such options, futures and other derivatives is a principal investment strategy of the Funds. Instead, each Fund discloses that investment in options, futures and other
               derivatives may be an additional investment strategy of the Fund.

          8.   PORTFOLIO MANAGERS

          A.   COMMENT: In all cases where a Fund has more than one portfolio manager, the Fund should disclose the working relationship between the two persons. For example, with respect to the Domini
               European Social Equity Fund, please disclose the working
               relationship between Ms. Han and Ms. Dwyer.

               RESPONSE:

               (i) The discussion regarding the team of portfolio managers for the Domini Social Index Trust has been revised to state that each member of the team is

               jointly and primarily responsible for the day-to-day management of the Domini Social Index Trust.

               (ii) The Domini Social Bond Fund has one portfolio manager.

               (iii) With respect to the Domini European Social Equity Trust, the prospectus currently describes the working relationship between the portfolio managers as follows: "Sylvia S. Han, CFA, a vice president of Wellington Management Company LLP ("Wellington
               Management"), is the portfolio manager responsible for the management of the Fund. Doris T. Dwyer, a vice president of
               Wellington Management, provides portfolio management and
               securities analysis services to the Fund." The Registrants believe that this disclosure clearly indicates that Ms. Han has principal responsibilities as the portfolio manager while Ms.
               Dwyer provides analytical and portfolio management support. The
               Registrants would respectfully submit that no further disclosure is necessary.

          B.   COMMENT: Please disclose each portfolio manager's length of service as the portfolio manager of the Fund.

               RESPONSE:

               (i) The discussion regarding the team of portfolio managers for the Domini Social Index Trust has been revised to specify that
               Mr. Chin, Mr. Feehily, Mr. Schneider and Mr. May have served on the portfolio management team for the Domini Social Index Trust since 2000, and Ms. McGoldrick has served on the team since 2003.

               (ii) The discussion regarding the portfolio manager of the Domini
               Social Bond Fund has been clarified to state that Mr. Talty became portfolio manager for the Fund in 2005.

               (iii) The discussion regarding the portfolio manager of the
               Domini European Social Equity Trust has been clarified to state that Ms. Han and Ms. Dwyer became portfolio managers for the
               Domini European Social Equity Trust in 2005.

          C.   COMMENT: Please disclose the specific positions held by each portfolio manager during the past five years, including any changes in a portfolio manager's position while at Wellington
               Management, SSgA Funds Management, Inc. ("SSgA") or Seix Advisors
               ("Seix"). For example, with respect to the European Equity Fund, it is not sufficient to state that Ms. Han

               and Ms. Dwyer were employed by Wellington Management during the past five years.

               RESPONSE:

               (i) The discussion regarding the team of portfolio managers for the Domini Social Index Trust currently discloses the specific positions held by each portfolio manager at SSgA. The Registrants have clarified the disclosure to state that Mr. Chin, Mr.
               Feehily, Mr. Schneider and Mr. May held their current positions for the last five years. With respect to Ms. McGoldrick, the
               Registrants have clarified the disclosure to state that prior to assuming portfolio management responsibilities in 2003, Ms.
               McGoldrick was also a Product Engineer at SSgA.

               (ii) The discussion regarding the team of portfolio managers for the Domini Social Bond Fund currently discloses the specific positions held by Mr. Talty at Seix for the last five years.

               (iii) The discussion regarding the portfolio manager of the
               Domini European Social Equity Trust currently states that (a) Ms.
               Han joined the firm as an investment professional in 1990, served as a quantitative research analyst since 1996 and began serving as a portfolio manager in 2005, and (b) Ms. Dwyer joined the firm as an investment professional in 1998. The Registrants have clarified the disclosure to indicate that Ms. Dwyer has been a portfolio manager at Wellington Management during her entire tenure with the firm.

               The Registrants would respectfully submit that the disclosure as stated satisfies the requirements of Form N-1A and that no further disclosure is necessary.

          9.   MARKET TIMING DISCLOSURE

               COMMENT: Please provide a discussion of market timing risk that is specific to the Domini Funds.

               RESPONSE: The Registrants respectfully submit that the disclosure of the risks of frequent trading is specific to the Funds. The
               Registrants have added the following sentence before the last sentence of the first paragraph of the "Market Timing and
               Redemption Fee" section to provide further disclosure regarding the market timing risks associated with frequent trading in the
               Domini European Social Equity Fund/Portfolio:

               "The Domini European Social Equity Fund/Portfolio may be more susceptible to market timing by investors seeking to take
               advantage of time zone arbitrage opportunities when events affecting the value of the Fund's portfolio occur after the close of the overseas markets but prior to the close of the U.S. market and the calculation of the Fund's NAV."

          10.  DOMINI INSTITUTIONAL TRUST PROSPECTUS

               COMMENT: The last paragraph of the valuation section is repeated twice. Please delete the duplication.

               RESPONSE: The Registrant has deleted the duplicate disclosure.

     B.   STATEMENTS OF ADDITIONAL INFORMATION.

     The following comments apply to the Domini Funds' Statements of Additional
     Information:

          1.   COMMITTEES

               COMMENT: Please provide the number of meetings held by each committee of the Trust during the last fiscal year.

               RESPONSE: The Registrant has revised the disclosure in the
               Statement of Additional Information for the Domini Advisor Trust
               regarding the Trust's committees to report the number of meetings held during the fiscal year ended July 31, 2005. The Statements of Additional Information for the Domini Social Investment Trust
               and Domini Institutional Trust currently report the number of meetings held by each committee of the Trust.

          2.   APPROVAL OF MANAGEMENT AND SUBMANAGEMENT AGREEMENTS

               COMMENT: Please provide a separate discussion regarding the
               Board's considerations for each Management and Submanagement
               Agreement.

               RESPONSE: Separate discussions have been added, as applicable, to each Registrant's Statement of Additional Information regarding the Boards of Trustees' considerations in approving: (i) the
               Management Agreement between the Domini Social Trust and Domini
               Social Investments LLC ("Domini") with respect to the Domini
               Social Index Trust; (ii) the Submanagement Agreement between
               Domini and SSgA with respect to the Domini Social Index Trust;
               (iii) the Management Agreement between the Domini Social
               Investment Trust and Domini with respect to the Domini

               Social Bond Fund; (iv) the Submanagement Agreement between Domini and Seix with respect to the Domini Social Bond Fund; (v) the
               Management Agreements between the Domini European Social Equity
               Trust and Domini with respect to the Domini European Social
               Equity Trust, between the Domini Social Investment Trust and
               Domini with respect to the Domini European Social Equity Fund, and between the Domini Advisor Trust and Domini with respect to the Domini European Social Equity Portfolio; and (vi) the
               Submanagement Agreement between Domini and Wellington Management with respect to the Domini European Social Equity Trust.

          3.   PORTFOLIO MANAGERS

               COMMENT: In the discussions of the portfolio managers'
               compensation, please specifically identify any benchmarks and peer groups that are discussed.

               RESPONSE:

               (i) The discussion of compensation for Ms. Han and Ms. Dwyer, the portfolio managers of the Domini European Social Equity Trust, included a statement that the "Investment Professionals'
               incentive payments relating to the European Equity Trust will be linked to the gross pre-tax performance of the European Equity
               Trust compared to a benchmark that reflects the MSCI Europe Index
               (or another benchmark as determined by Wellington Management)..."
               The Registrants have deleted the reference to "another benchmark as determined by Wellington Management."

               (ii) The discussion of compensation for Mr. Talty, the portfolio manager of the Domini Social Bond Fund, also included references to benchmarks and peer groups. The disclosure with respect to Mr.
               Talty has been amended to include the following statements: "The applicable account benchmark for Mr. Talty is the Lehman
               Aggregate Bond Fund Index. The applicable peer group for Mr.
               Talty is the Callan Intermediate Bond Universe through 2005, and the eVestment Alliance Intermediate Bond Universe starting in
               January, 2006."

               There are no other references to benchmarks or peer groups in the discussions of the portfolio managers' compensation.

          C.   GENERAL COMMENT

          COMMENT: You asked that the Registrants provide letters to the
          Commission that includes certain "Tandy" acknowledgments.

          RESPONSE: Attached are letters from the Registrants to the Commission that contains the requested acknowledgments.

                                   * * * * * *

     We hope that this letter addresses your comments with respect to the
Registration Statements. If you should have any further questions, please do not hesitate to contact me at 617-951-8760.

                                             Sincerely,

                                             /s/ Toby R. Serkin
                                             -----------------------------------
                                             Toby R. Serkin

cc: Megan L. Dunphy
    Roger P. Joseph